Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                               April 24, 2015

VIA EDGAR
---------

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re: AB Variable Products Series Fund, Inc. ("Registrant") (AB Global Bond Portfolio, AB Global Risk Allocation--Moderate Portfolio and AB Multi-Manager Alternative Strategies Portfolio)
          Post-Effective Amendment No. 62
          File Nos. 33-18647 and 811-05398

Dear Mr. Oh:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AB Global Bond Portfolio, AB Global Risk Allocation--Moderate Portfolio and AB Multi-Manager Alternative Strategies Portfolio (each a "Portfolio" and collectively the "Portfolios"), as provided orally to Anna C. Leist of this office on March 27, 2015. The Staff's comments and our responses are discussed below.

Prospectus
----------

General Comments (All Funds)
----------------------------

Comment 1:        If the Registrant intends to distribute Summary Prospectuses with the next post-effective amendment, please provide the Staff with a draft of the Rule 498(b)(1)(v) legend that the Registrant intends to use with the Summary Prospectuses.

Response:         The Summary Prospectus of each Portfolio will contain the
                  following legend:

                  Before you invest, you may want to review the Portfolio's Prospectus, which contains more information about the Portfolio and its risks. The Portfolio's Prospectus dated [__________] and Statement of Additional Information ("SAI") dated [_________] are incorporated by reference into this Summary Prospectus. For free paper or electronic copies of the Portfolio's Prospectus and other information about the Portfolio, go to http://www.ABglobal.com/links/mf, email a request to prorequest@ABglobal.com, call (800) 227-4618, or ask any insurance company that offers shares of the Portfolio.

Comment 2:        Please confirm to the Staff that the Registrant will comply with the requirement to file an interactive data filing as required by Form N-1A.

Response:         The Registrant confirms that it will make an interactive data filing as required by Form N-1A.

Comment 3:        Please ensure that the facing sheet of each Portfolio's next post-effective amendment includes: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:         The facing sheet of the Registrant's next post-effective
                  amendment will include the approximate date of the proposed public offering and the title of the securities being registered and appropriate related disclosure.

Summary Information (All Funds, unless noted)
---------------------------------------------

Comment 4(a):     Fees and Expenses of the Portfolio: Please delete the
                  following disclosure in the fee table narrative that is neither permitted nor required by Form N-1A:

                        The operating expenses information below is designed to assist Contractholders of variable products that invest in the Portfolio in understanding the fees and expenses that they may pay as an investor.

Response:         We believe that the disclosure is permitted by Form N-1A.
                  General Instruction 1(b) to Item 3 states that a fund "may modify the narrative explanation if the explanation contains comparable information to that shown." Instruction 3(d)(ii)(B) of Paragraph C of the General Instructions to Form N-1A permits a fund to modify disclosure in the prospectus consistent with offering the fund as a specific investment option for separate accounts. We believe the disclosure in the narrative is consistent with the flexibility to modify disclosure for specific types of funds and provides
                  Contractholders with useful information about the Portfolios' fees in the context of investing in a separate account.

Comment 4(b):     Fees and Expenses of the Portfolio: The following sentences which appear in the fee table narrative should be repeated in the Examples narrative:

                        Because the information does not reflect deductions at the separate account level or contract level for any charges that may be incurred under a contract, Contractholders that invest in the Portfolio should refer to the variable contract prospectus for a description of fees and expenses that apply to Contractholders. Inclusion of these charges would increase the fees and expenses provided below.

Response:         We do not believe it is consistent with Plain English
                  principles or necessary for investor understanding to include this narrative disclosure twice in the "Fees and Expenses of the Portfolio" section of the Prospectus. We have not revised the Prospectus in response to this comment.

Comment 4(c):     Fees and Expenses of the Portfolio- Annual Portfolio Operating
                  Expenses (AB Multi-Manager Alternative Strategies Portfolio):
                  Please add a line item for expenses arising from short sales, if applicable.

Response:         A line item in the Fee Table for expenses for short sales is not applicable.

Comment 4(d):     Fees and Expenses of the Portfolio- Annual Portfolio Operating
                  Expenses (AB Global Bond Portfolio): We note that there is no line item for Acquired Fund Fees and Expenses. Please delete the reference to Acquired Fund Fees and Expenses in Footnote
                  (a) if not currently being applied in the fee table.
                  Additionally, delete the last sentence of Footnote (b) if the waiver referred to in that sentence is not currently being applied in the fee table.

Response:         We will revise Footnote (a). The last sentence in Footnote (b)
                  is disclosure intended to inform investors of the scope of the fee waiver and could apply during the first year of the Portfolio's operations. We have not revised Footnote (b) in response to this comment.

Comment 4(e):     Fees and Expenses of the Portfolio- Fee Waiver and/or Expense
                  Reimbursement: Please confirm that only a Portfolio's Board can terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Response:         The Registrant confirms that only a Portfolio's Board can
                  terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Comment 4(f):     Fees and Expenses of the Portfolio- Annual Portfolio Operating
                  Expenses (AB Multi-Manager Alternative Strategies Portfolio):
                  Please delete the last sentence of Footnote (b) if the waiver referred to in that sentence is not currently being applied in the fee table.

Response:         As noted above in the response to Comment 4(d), the last
                  sentence in Footnote (b) is disclosure intended to inform investors of the scope of the fee waiver and could apply during the first year of the Portfolio's operations. We have not revised Footnote (b) in response to this comment.

Comment 4(g):     Fees and Expenses of the Portfolio- Examples: Confirm to the
                  Staff and disclose in the narrative that the examples reflect fees as though expense waivers are only in effect for one year.

Response:         We will revise the Prospectus to disclose in the narrative that the examples reflect the Portfolios' expense limitation only for such periods during which the expense limitation will be in effect. We note that the expense limitations for Global
                  Bond and Multi-Manager Alternative Strategies will extend for two years.

Comment 5(a)(1):  Principal Strategies (AB Global Bond Portfolio): Please
                  disclose in this section the method in which the Adviser determines whether a country is an emerging market.

Response:         The Portfolio believes that the emerging market countries
                  reference is a commonly understood reference and that there is no reason for a precise definition of emerging markets. We also note that certain additional information about which countries constitute emerging markets is included in the "Additional Information about the Fund's Risks and
                  Investments" section of the Prospectus.

Comment 5(a)(2):  Principal Strategies (AB Global Bond Portfolio): Pursuant to
                  Rule 35d-1 under the Investment Company Act of 1940 ("1940 Act"), please insert the term "bonds" in place of "fixed-income securities" in the first sentence of the "Principal Strategies" section, as the Portfolio name suggests the Portfolio will concentrate its investments in bonds. We note that not all fixed-income securities are necessarily bonds.

Response:         We believe it is industry practice that funds with the term
                  "bond" in their name, such as the Fund, frequently have a policy to invest at least 80% of their assets in "fixed-income securities" (see, e.g., Guggenheim Enhanced Core Bond ETF
                  (GIY), Invesco Core Plus Bond Fund (ACPSX) and Dreyfus
                  International Bond Fund (DIBAX)). Consequently, we have not revised the Prospectus in response to this comment.

Comment 5(a)(3):  Glossary: Relating to the previous comment, please revise the definition of "Bonds" in the Glossary section of the Prospectus, and in doing so, please identify the types of fixed income securities that are deemed to be bonds.

Response:         In light of the response to the previous comment, we believe the definition of bonds is correct and have not revised the Prospectus in response to this comment.

Comment 5(a)(4):  Principal Strategies (AB Global Bond Portfolio): Please revise the second sentence of the first paragraph to describe how the Portfolio will invest its assets that are tied economically to a number of countries in the world (e.g., "Under normal circumstances, the Portfolio will invest at least 40% of its net assets in securities of non-U.S. companies").

Response:         We will revise the Prospectus in response to this comment.

Comment 5(b)(1):  Principal Strategies (AB Global Risk Allocation--Moderate
                  Portfolio): Please revise the first sentence of the first paragraph in the "Principal Strategies" section to describe the term "global".

Response:         In response to this comment, we will revise the Prospectus to clarify the Portfolio's global approach.

Comment 5(b)(2):  Principal Strategies (AB Global Risk Allocation--Moderate
                  Portfolio): Please revise the first paragraph of the "Principal Strategies" section in accordance with the Plain English requirements.

Response:         We will revise the Prospectus in an attempt to make the
                  disclosure of the relatively complex investment strategy clearer.

Comment 5(c)(1):  Principal Strategies (AB Multi-Manager Alternative Strategies
                  Portfolio): Please revise the first sentence of the first paragraph in the "Principal Strategies" section to comply with the 80% investment requirement under Rule 35d-1 (e.g., stating that the Portfolio invests primarily in alternative investments).

Response:         Rule 35d-1 does not apply to investment strategies. The first sentence of the disclosure states that the Portfolio
                  "primarily allocates its assets among non-traditional and alternative investment strategies." The disclosure does not make any reference to the Portfolio investing in "alternative investments". We believe the disclosure appropriately describes its strategies and have not revised the Prospectus in response to this comment.

Comment 5(c)(2):  Principal Strategies (AB Multi-Manager Alternative Strategies
                  Portfolio): Please disclose that the Portfolio is structured as a fund of funds.

Response:         We will revise the Prospectus in response to this comment.

Comment 5(c)(3):  Principal Strategies (AB Multi-Manager Alternative Strategies
                  Portfolio): Confirm whether the Registrant has, or has applied for, a fund of funds exemptive order. If not, or if relief hasn't been received, explain why the Registrant has not applied for, or received, this relief. Consider adding disclosure regarding fund of funds exemptive relief similar to the Prospectus disclosure on the manager of managers relief.

Response:         The Registrant has received exemptive relief to invest in
                  other investment companies in excess of the limits imposed by
                  Section 12(d)(1) of the Investment Company Act of 1940 from the Commission (Release No. 31332 (Notice); Release No. 31364
                  (December 3, 2014) (Order)). We will revise the Prospectus in response to this comment.

Comment 5(c)(4):  Principal Strategies (AB Multi-Manager Alternative Strategies
                  Portfolio): The "Principal Strategies" section of the Prospectus states: "In the future, the Adviser may also determine to allocate the Portfolio's assets to Underlying Funds employing the Strategies and other strategies not described in this Prospectus, including, but not limited to, emerging markets, currency, high-frequency trading, quantitative and real estate-related assets strategies."

                  If the investments disclosed in this sentence do not constitute current principal strategies, please delete, as applicable, and revise the "Principal Risks" section accordingly.

Response:         This disclosure is intended to inform investors of other
                  investment strategies that the Portfolio may use. We believe it is material information for investors. We believe it is appropriate and material to include a single sentence regarding the possibility of the use of, or allocation to, other investment strategies. We have not revised the Prospectus in response to this comment.

Comment 5(d):     Principal Strategies: As reflected in the ICI Letter,
                  derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a Portfolio and specific as to a Portfolio's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:         The Portfolios believe that the current disclosure is
                  consistent with the ICI Letter.

Comment 6(a):     Principal Risks (AB Global Bond Portfolio and AB Global Risk
                  Allocation--Moderate Portfolio): Please rename
                  "Diversification Risk" as "Non-Diversification Risk" and expand the disclosure to comply with Item 4(b)(1)(iv) (note that the "Non-Diversification Risk" for the AB Multi-Manager
                  Alternative Strategies Portfolio could be used).

Response:         We will revise the Prospectus to refer to "non-diversification risk" in response to this comment.

Comment 6(b):     Principal Risks (AB Global Risk Allocation--Moderate
                  Portfolio): Please disclose that "High Yield Securities Risk" also refers to "junk bonds" (see, e.g., "Below Investment
                  Grade Securities Risk" for AB Global Bond Portfolio).

Response:         We will revise the Prospectus in response to this comment.

Comment 6(c):     Principal Risks (AB Multi-Manager Alternative Strategies
                  Portfolio): The "Principal Strategies" section of the
                  Prospectus states: "The Underlying Funds' principal investment strategies may include: (a) equity securities, including common and preferred stocks, convertible securities, rights and warrants and depositary receipts ... ".

                  Please add principal risk disclosure for the risks relating to the specific types of equity securities referred to in that sentence.

Response:         We do not believe that disclosure about the risks of each type of equity security is necessary or appropriate. The broad risks of equity securities are encompassed by various principal risks currently disclosed in the prospectus, such as market risk, volatility risk, and undervalued securities risk.
                  We have not revised the Prospectus in response to this comment.

Comment 7:        Portfolio Managers: Please include the actual beginning date of the portfolio managers' service instead of "Since
                  Inception". Please make this same change in the "Management of the Portfolios" section.

Response:         We will revise the Prospectus in response to this comment when the actual beginning date of each portfolio manager's service is known.

Additional Information About the Portfolios' Risks and Investments
------------------------------------------------------------------

Comment 8(a):     Please revise the caption and the first paragraph of this
                  section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks.
                  In doing so, if Principal and Non-Principal Strategies and Risks are described please delineate into two sections with Principal Strategies and/or Risks first.

Response:         The Portfolios will revise the Prospectus disclosure to state that this section of the Prospectus provides additional information about the Portfolios' investments and strategies, including principal and non-principal strategies and risks.
                  Each Portfolio's principal strategies and risks are identified in the corresponding Summary Section of the Prospectus.
                  General Instruction C.3(a) to Form N-1A states that
                  "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." This instruction permits a Portfolio to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Portfolio believes that it has identified its principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 8(b):     Please confirm that all Principal Strategies and Principal
                  Risks discussed in the Summary sections are more fully described in this section. Also, confirm that such disclosure in this section is also discussed in the Summary sections.

Response:         Consistent with General Instruction C.3(a) noted above, all
                  Principal Strategies and Principal Risks in the Summary
                  Sections are not necessarily more fully described in this section. Similarly, disclosure in this section is not also discussed in the Summary sections.

Comment 9:        Additional Risk and Other Considerations. Revise the
                  introductory narrative to this section to clarify whether the disclosures refer to principal or non-principal risks.

Response:         See response to Comment 8(a).

Management of the Portfolios
----------------------------

Comment 10:       Please provide the disclosure required by Item 10(a)(1)(iii)
                  of Form N-1A, which requires a statement that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Portfolios is available in each Portfolio's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Response:         We will revise the Prospectus in response to this comment.

Comment 11(a):    Please provide in your response the file number and date of the application for manager of managers exemptive relief.

Response:         The Registrant has received exemptive relief from the
                  Commission to appoint and replace sub-advisers and to amend investment advisory agreements with such sub-advisers that are that not "affiliated person[s]" as such term is defined in
                  Section 2(a)(3) of the 1940 Act ("non-affiliated sub-advisers"), subject to Board approval. (Release No. 31449
                  (February 6, 2015) (Notice)); (Release No. 31496 (March 3,
                  2015) (Order)).

Comment 11(b):    Please clarify in the manager of managers disclosure in both the Prospectus and Statement of Additional Information ("SAI") whether the exemptive application requests relief for all sub-advisers or only for unaffiliated sub-advisers.

Response:         We have revised the Prospectus to state that the exemptive relief allows the Adviser to hire and fire only non-affiliated sub-advisers.

Comment 12(a):    Management of the Fund - Performance of Similarly Managed
                  Accounts (AB Global Bond Portfolio): Please confirm and disclose to the Staff that the Performance Data is based on all similarly managed accounts that have been managed by the Adviser and not just the current investment team of the Portfolio.

Response:         The "Performance of Similarly Managed Accounts" section has been revised to make clear that the Performance Data is for a single similarly managed registered investment company. The
                  Portfolio confirms that the Performance Data is based on all similarly managed accounts that have been managed by the Adviser.

Comment 12(b):    Management of the Fund - Performance of Similarly Managed
                  Accounts (AB Global Bond Portfolio): Please provide disclosure that, if the Similarly Managed Accounts' fees were less than the Portfolio's, then the use of the Similarly Managed
                  Accounts' fees would have resulted in higher performance than the Portfolio would have achieved over the same period.

Response:         In light of the response to Comment 12(a) above, we will
                  include comparable disclosure to that requested by the comment.

Comment 12(c):    Management of the Fund - Performance of Similarly Managed
                  Accounts (AB Global Bond Portfolio): In the third to last sentence of the second paragraph, please use "net of all fees" instead of "net of fees."

Response:         The Prospectus disclosure has been revised to clarify that the performance data is net of all fees and expenses of the similarly managed fund.

Back Cover
----------

Comment 13:       Disclose the additional information required by Form N-1A on the back cover by Item 1(b).

Response:         The Prospectus has been revised in response to this comment.

SAI
---

Comment 14:       Provide information regarding the Portfolios' transfer agent as required by Item 19(h)(2) of Form N-1A.

Response:         We will revise the SAI in response to this comment.

Comment 15:       The cover page of the SAI states that copies of the SAI may be obtained by contacting the "For Literature" telephone number on that page. Although a toll free number is provided on the cover page, it does not indicate that it is a "For Literature" telephone number. Please instead refer to the toll free number, or provide the "For Literature" telephone number.

Response:         We will revise the SAI in response to this comment.

Comment 16:       Fundamental and Non-Fundamental Investment Policies: Please
                  provide additional disclosure relating to the 1940 Act and applicable laws that describes the limitations on the Portfolios' investments in greater detail.

Response:         The Registrant believes the disclosure appropriately reflects each Portfolio's fundamental and non-fundamental investment policies as approved by the Portfolios' Board of Directors and has not revised the SAI in response to this comment.

Comment 17:       Management of the Portfolios--Advisory Agreement and Expenses
                  (AB Global Risk Allocation--Moderate Portfolio): Please reconcile the description of the fee waiver and expense reimbursement on page 51 with the description provided in the footnote to the "Annual Portfolio Operating Expenses" table on page 7 of the Prospectus.

Response:         We will revise the SAI in response to this comment.

Comment 18:       As applicable, please include all information required for
                  Item 18(a) and Item 18(b) of Form N-1A.

Response:         The SAI has been revised to disclose that as of the date of the SAI, shares of the Portfolios that have issued shares are held solely by the Adviser.

Comment 19:       Please delete disclosure relating to Frequent Trading in the
                  SAI that is already provided in the Portfolios' Prospectus.
                  Any information on such policies disclosed in the SAI that is not included in the Prospectus should be included in the Prospectus.

Response:         We wish to retain this disclosure in both the Prospectus and
                  SAI and have not revised the SAI in response to this comment.

Comment 21:       Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the effective date of the filing.

Response:         The Tandy representations are provided herein.

                                     * * *

      We have been authorized to acknowledge that (i) each Portfolio is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Portfolios may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                    Sincerely,

                                                    /s/ Anna C. Leist
                                                    -----------------
                                                    Anna C. Leist


cc:  Emilie D. Wrapp, Esq.
     Eric Freed, Esq.
     Stephen J. Laffey, Esq.
     Kathleen K. Clarke, Esq.